FILED PURSUANT TO

RULE 424(b)(3)

REGISTRATION NO: 333-113696

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 3, 2004)

6,927,755 Shares

Global Payments Inc.

Common Stock

$44.25 per share

The selling shareholder named in this prospectus supplement is selling 1,327,755 shares of our common stock and an affiliate of Citigroup Global Markets Inc. is selling 5,600,000 shares of our common stock to hedge an option transaction that it has entered into with the selling shareholder. We will not receive any proceeds from the sale of the shares by the selling shareholder or the affiliate of Citigroup Global Markets Inc. The selling shareholder has granted the underwriters an option to purchase up to 1,000,000 additional shares of our common stock to cover over-allotments.

Our common stock is listed on the New York Stock Exchange under the symbol “GPN.” The last reported sale price of our common stock on the New York Stock Exchange on May 11, 2004, was $44.70 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$44.25	$306,553,158.75
Underwriting Discount	$1.77	$12,262,126.35
Proceeds to the sellers (before expenses)	$42.48	$294,291,032.40

The underwriters have agreed to pay a portion of the expenses of the offering. The underwriters expect to deliver the shares to purchasers on or about May 17, 2004.

This prospectus supplement also relates to an additional 400,000 shares of our common stock that Citigroup Global Markets Inc. will offer from time to time for sale in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. These shares will be sold at market prices prevailing at the time of sale or at negotiated prices. These shares will not be offered by the underwriters in the underwritten offering described above and will be offered by Citigroup Global Markets Inc. in connection with the option transaction that an affiliate of Citigroup Global Markets Inc. has entered into with the selling shareholder. See “Plan of Distribution.”

Joint Book-Running Managers

Citigroup	CIBC World Markets

Credit Suisse First Boston

Morgan Stanley

UBS Investment Bank

SunTrust Robinson Humphrey	Thomas Weisel Partners LLC

May 11, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the related prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the related prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the related prospectus.

Prospectus Supplement

Prospectus

i

SUMMARY

This summary highlights selected information about us and the underwritten offering. This summary is not complete and may not contain all the information that may be important to you. You should read the entire prospectus supplement, the related prospectus and the documents we incorporate by reference, including the risk factors we have disclosed, before making an investment decision. References in this prospectus supplement to “Global Payments,” “we,” “our,” or “us” refer to Global Payments Inc., a Georgia corporation, and its consolidated subsidiaries and not to the selling shareholder. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Global Payments Inc.

We are an integrated provider of high volume electronic transaction processing and value-added end-to-end information services and systems to merchants, multinational corporations, financial institutions, and government agencies. We also provide consumer-to-consumer electronic money transfer services through our subsidiary, DolEx Dollar Express, Inc. Including our time as part of National Data Corporation, now known as NDCHealth Corporation, or NDCHealth, we have provided transaction processing services since 1968. During that period, we have expanded our business to include debit card, business-to-business purchasing card, check guarantee, check verification and recovery, and terminal management services, which we collectively include as a component of our merchant services offering. In addition, we provide funds transfer services to domestic and international financial institutions, corporations, and government agencies in the United States, Canada, and Europe, as well as consumer-to-consumer electronic money transfer services to Latino/Hispanic communities living in the United States and their Latin American beneficiaries abroad, which we collectively include as a component of our money transfer offering. We were incorporated in Georgia as Global Payments Inc. in September 2000.

The address of our principal executive offices is 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328. Our telephone number is (770) 829-8234.

The Underwritten Offering

Common Stock offered by the selling shareholder and an affiliate of Citigroup Global Markets Inc.	6,927,755 shares

Over-allotment option	Up to 1,000,000 additional shares to be sold by the selling shareholder

Use of Proceeds	We will not receive any of the proceeds from the offering

New York Stock Exchange Symbol	GPN

Risk Factors	We urge you to read carefully the risk factors beginning on page 2 of the related prospectus

Cautionary Note

Our 2004 fiscal year ends on May 31, 2004. We anticipate that our earnings release for fiscal 2004 will take place in mid-July 2004, and, at that time, we expect to provide our guidance for fiscal 2005 in accordance with our customary practice. Nothing in this prospectus supplement or the accompanying prospectus should be interpreted as guidance for the remainder of fiscal 2004 or for fiscal 2005. Furthermore, you should not interpret this prospectus supplement and accompanying prospectus and the offering contemplated by them to in any manner be an endorsement by us of any current estimates of our fiscal 2004 or 2005 performance that have been published or may be published in the future by third parties, including analysts or others who follow our industry or the stock markets in general.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected income statement data and balance sheet data as of and for the nine-month periods ended February 29, 2004, and February 28, 2003, and for the fiscal years ended May 31, 2001 through 2003. The income statement data for each of the three fiscal years ended May 31, 2001 through 2003, and the balance sheet data as of May 31, 2003 and 2002, are derived from the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2003. The balance sheet data as of May 31, 2001, was derived from the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2001. The income statement data and balance sheet data for the nine-month periods ended February 29, 2004 and February 28, 2003, are derived from our unaudited consolidated financial statements. Our interim results for the nine months ended February 29, 2004, are not necessarily indicative of our results for a full year or our future operations.

	Nine Months Ended February 29/28,		Fiscal Years Ended May 31,
	2004(1)	2003	2003	2002	2001
	(Unaudited)
	(In thousands, except per share data)
Income Statement Data:
Revenue	$447,471	$381,762	$516,084	$462,826	$353,195
Operating Expenses:
Cost of service	201,209	193,963	260,290	252,126	192,389
Sales, general and administrative	157,842	116,945	161,272	128,289	102,878
Restructuring and other	4,703	—	1,257	10,993	4,882

Operating Income	83,717	70,854	93,265	71,418	53,046

Other Income (expense):
Interest and other income	1,219	733	1,183	1,600	2,039
Loss on investment	—	—	—	—	(5,000)
Interest and other expense	(3,972)	(3,380)	(4,296)	(4,073)	(6,171)
Minority interest in earnings	(5,564)	(3,842)	(5,008)	(4,482)	(5,430)

Income before income taxes and cumulative effect of a change in accounting principle	75,400	64,365	85,144	64,463	38,484
Provision for income taxes	28,200	24,072	31,844	24,624	14,816

Income before cumulative effect of a change in accounting principle	47,200	40,293	53,300	39,839	23,668
Cumulative effect of a change in accounting principle, net of $8,614 income tax benefit	—	—	—	(15,999)	—

Net Income	$47,200	$40,293	$53,300	$23,840	$23,668

Basic earnings per share:
Income before cumulative effect of a change in accounting principle	1.26	1.09	1.44	1.09	0.83
Cumulative effect of a change in accounting principle	—	—	—	(0.44)	—

Net Income	1.26	1.09	1.44	0.65	0.83

Diluted earnings per share:
Income before cumulative effect of a change in accounting principle	1.22	1.07	1.41	1.05	0.82
Cumulative effect of a change in accounting principle	—	—	—	(0.42)	—

Net Income	1.22	1.07	1.41	0.63	0.82

Balance sheet data:
Total assets (2)	$851,875	$441,492	$518,134	$431,418	$458,604
Line of credit	161,000	—	—	22,000	73,000
Line of credit with related party	82,701	—	33,900	—	—
Obligations under capital leases	3,531	5,319	4,707	7,310	4,713
Total shareholders’ equity	428,321	338,049	366,426	296,288	271,022

(1)	Income statement and balance sheet data for the nine months ended February 29, 2004, reflects the completion of our acquisition of Latin America Money Services, LLC and its operating subsidiary, DolEx Dollar Express, Inc., which we completed on November 12, 2003.
(2)	Total assets at May 31, 2003, are higher than amounts previously reported due to a reclassification of line of credit with related party of $33,900.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, the accompanying prospectus, and in the documents we incorporate by reference contain forward-looking statements concerning our business operations, economic performance and financial condition, including in particular, our business strategy and means to implement our strategy, the amount of future capital expenditures, our success in developing and introducing new products and expanding our business, the successful integration of acquisitions, and the timing of the introduction of new and modified products or services. You can sometimes identify forward looking-statements by our use of the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar terms and/or expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the plans and expectations reflected in or suggested by our forward-looking statements are reasonable, those statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, or cannot be foreseen, and reflect future business decisions that are subject to change. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Our actual revenues, revenue growth rates and margins, other results of operation and shareholder values could differ materially from those anticipated in our forward-looking statements as a result of many known and unknown factors, many of which are beyond our ability to predict or control. These factors include, but are not limited to, those set forth beginning on page 2 of the accompanying prospectus, in our Annual Report on Form 10-K, and in our other reports and filings made with the SEC. These cautionary statements qualify all of our forward-looking statements and you are cautioned not to place undue reliance on these forward-looking statements.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. While we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to publicly release the results of any revisions to our forward-looking statements.

SELLING SHAREHOLDER

The selling shareholder is CIBC Investments Limited, a wholly-owned subsidiary of Canadian Imperial Bank of Commerce, a bank governed by the Bank Act (Canada), and an affiliate of CIBC World Markets Corp., one of the underwriters in the offering. Immediately prior to the offerings covered by this prospectus supplement, CIBC Investments Limited beneficially owned 8,327,755 shares, or approximately 22%, of our common stock. The selling shareholder is entering into option transactions with an affiliate of Citigroup Global Markets Inc. relating to an aggregate of 6,000,000 shares of our common stock. To hedge its exposure under the option transactions, the affiliate of Citigroup Global Markets Inc. will initially borrow and sell 5,600,000 shares of our common stock in an underwritten offering using this prospectus supplement and the accompanying prospectus. The selling shareholder will also directly sell an additional 1,327,755 shares of our common stock in the underwritten offering, and grant the underwriters an option to purchase an additional 1,000,000 shares to cover over-allotments in the underwritten offering. See “Plan of Distribution.” The selling shareholder is entering into the option transactions with an affiliate of Citigroup Global Markets Inc. to confine its economic exposure to changes in the price of 6,000,000 shares of our common stock, within a specified range that surrounds the per share public offering price, less the underwriting discount, in the underwritten offering. The selling shareholder will forego increases in the price of our common shares above the top of this range, while protecting itself against decreases below the bottom of this range.

In addition to the underwritten offering of 6,927,755 shares, Citigroup Global Markets Inc. will borrow and sell from time to time up to an additional 400,000 shares of our common stock in connection with the option transactions that an affiliate of Citigroup Global Markets Inc. is entering into with the selling shareholder. Citigroup Global Markets Inc. will sell these additional borrowed shares using this prospectus supplement and the accompanying prospectus. See “Plan of Distribution—Offering by Citigroup Global Markets Inc.”

After completion of the underwritten offering, the selling shareholder will beneficially own 7,000,000 shares of our common stock, or 6,000,000 shares of our common stock if the over-allotment option is fully exercised, representing approximately 18% and 16%, respectively, of our outstanding shares as of May 3, 2004. Of the remaining shares of our common stock that the selling shareholder beneficially owns, 6,000,000 will be pledged to an affiliate of Citigroup Global Markets Inc. to secure the selling shareholder’s obligations under the option transactions. The option transactions will settle in multiple tranches over five quarters beginning March 2006, and the strike prices of the put rights of the selling shareholder will range from $41.59 to $43.54 and the strike prices of the call rights of an affiliate of Citigroup Global Markets Inc. will range from $45.84 to $47.79. The option transactions may be settled, at the selling shareholder’s option, by delivery of shares, by cash payments, or by a combination of the two methods. To the extent that the option transactions are settled by physical delivery of shares of our common stock by the selling shareholder to an affiliate of Citigroup Global Markets Inc., rather than by cash settlement, the number of shares of our common stock beneficially owned by the selling shareholder will be reduced accordingly.

PLAN OF DISTRIBUTION

The shares of our common stock offered by this prospectus supplement include 6,927,755 shares to be sold in an underwritten offering. The underwritten offering includes 1,327,755 shares to be sold directly by the selling shareholder and 5,600,000 shares to be borrowed and sold by an affiliate of Citigroup Global Markets Inc. to hedge an option transaction with the selling shareholder relating to 6,000,000 shares of our common stock. The selling shareholder will grant the underwriters an option to purchase up to an additional 1,000,000 shares to cover over-allotments.

This prospectus supplement will also be used in connection with the sale of up to an additional 400,000 shares of our common stock to be borrowed and sold by Citigroup Global Markets Inc. in connection with the option transaction. These 400,000 additional shares will not be included in the underwritten public offering and will not be offered by the underwriters.

Any common shares that any affiliate of Citigroup Global Markets Inc. receives from the selling shareholder if the option transaction is settled by physical delivery of shares may be used by Citigroup Global Markets Inc. and its affiliates to settle or close out any borrowing of shares sold using this prospectus supplement.

Underwritten Offering

Citigroup Global Markets Inc. and CIBC World Markets Corp. are acting as joint book-running managers of the offering, and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and the selling shareholder and an affiliate of Citigroup Global Markets Inc. have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,424,715
CIBC World Markets Corp.	2,424,714
Credit Suisse First Boston LLC	554,220
Morgan Stanley & Co. Incorporated	554,220
UBS Securities LLC	554,220
SunTrust Capital Markets, Inc.	207,833
Thomas Weisel Partners LLC	207,833

Total	6,927,755

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The obligation of the affiliate of Citigroup Global Markets Inc. to sell shares of our common stock to the underwriters is subject to the satisfaction of the conditions to the option transaction. The obligations of the selling shareholder and the affiliate of Citigroup Global Markets Inc. to sell our common shares to the underwriters are mutually conditioned on the sale by the other seller.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $1.062 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,000,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We and our officers and directors have agreed that, for a period of 60 days from the date of this prospectus and subject to certain exceptions, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The restrictions described in this paragraph do not apply to the issuance by us of shares of common stock in connection with acquisitions, provided that the recipients of such shares agree in writing to be bound by such restrictions for the remainder of such 60-day period.

The common stock is listed on the New York Stock Exchange under the symbol “GPN.”

The following table shows the underwriting discounts and commissions that the selling shareholder and the affiliate of Citigroup Global Markets Inc. are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments.

	Paid by sellers
	No Exercise	Full Exercise
Per share	$1.77	$1.77
Total	$12,262,126	$14,032,126

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $175,000. The selling shareholder has agreed to pay the underwriters’ discount, brokers’ commissions and fees of counsel to the selling shareholder. The underwriters have agreed to pay a portion of the expenses of the offering, with such portion estimated to be approximately $280,000.

Because the selling shareholder, an affiliate of CIBC World Markets Corp., beneficially owns more than 10% of our common stock outstanding prior to the closing of this offering, CIBC World Markets Corp. may be deemed to have a “conflict of interest” in connection with the offering under Rule 2720 of the NASD, Inc. This offering is also independently subject to Rule 2720 because more than 10% of the net proceeds of the offering, not including underwriting compensation, will be paid to affiliates of members of the NASD who are participating in this offering. As a result, this offering is being conducted in compliance with Rule 2720 of the NASD. When a NASD member with a conflict of interest participates as an underwriter in a public offering, Rule 2720 requires that the public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common stock.

The underwriters and their affiliates have performed commercial or investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. CIBC Investments Limited, the selling shareholder, and CIBC World Markets Corp., one of the underwriters, are wholly-owned subsidiaries of Canadian Imperial Bank of Commerce, which is acting as administrative agent, and through its New York Agency as the sole lender under our Cdn$175 million Canadian credit facility. This credit facility, which had a 364 day term expiring on December 9, 2003, has been extended until July 30, 2004. As discussed above under “Selling Shareholder,” an affiliate of Citigroup Global Markets Inc. has also entered into the option transaction with the selling shareholder, on terms agreed between the parties at arms-length.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We, the selling shareholder and the affiliate of Citigroup Global Markets Inc. selling shares to the underwriters have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Offering by Citigroup Global Markets Inc.

Citigroup Global Markets Inc. will borrow up to an additional 400,000 shares of our common stock from a third party or parties in connection with the option transactions that an affiliate of Citigroup Global Markets Inc. has entered into with the selling shareholder. Citigroup Global Markets Inc. will offer and sell these shares using this prospectus supplement and the accompanying prospectus. These 400,000 additional shares will not be included in the underwritten offering. These shares of our common stock are being offered by Citigroup Global Markets Inc., subject to the satisfaction of the conditions of the option transactions. Citigroup Global Markets Inc. and its affiliates reserve the right to waive any condition under the option transaction.

Citigroup Global Markets Inc. proposes to offer these additional 400,000 shares from time to time for sale in transactions (including block sales) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these 400,000 shares, Citigroup Global Markets Inc. may effect such transactions by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from Citigroup Global Markets Inc. and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that Citigroup Global Markets Inc. sells these 400,000 shares of our common stock, they or their affiliates expect to purchase at least an equal number of shares of our common stock on the open market.

We and the selling shareholder have agreed to indemnify Citigroup Global Markets Inc. and its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. and its affiliates may be required to make because of any of those liabilities.

Because more than 10% of the net proceeds of the offering of the 400,000 shares of our common stock will be paid to affiliates of members of the NASD who are participating in the offering, the offering of the 400,000 shares is being conducted in compliance with Rule 2720 of the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common stock.

LEGAL MATTERS

Alston & Bird LLP has passed upon certain legal matters regarding the shares offered by this prospectus. Certain legal matters with respect to the shares will be passed upon for the selling shareholder by Simpson Thacher & Bartlett LLP, New York, New York. Davis Polk & Wardwell, New York, New York, is representing the underwriters in connection with this transaction.

PROSPECTUS

8,327,755 Shares

GLOBAL PAYMENTS INC.

COMMON STOCK

This prospectus relates to the proposed offer and sale of an aggregate of up to 8,327,755 shares of common stock of Global Payments Inc., together with associated rights under our Shareholder Protection Rights Agreement, which are held by Canadian Imperial Bank of Commerce, or CIBC, through its wholly owned subsidiary CIBC Investments Limited, who is referred to in this prospectus as the selling shareholder.

We will not receive any proceeds from the sale of the shares by the selling shareholder. We will pay the expenses of registration of the shares.

Our common stock is listed on the NYSE under the symbol “GPN.” On April 26, 2004, the per share closing price of our common stock on the NYSE was $49.50. You should obtain current information as to the market price of our common stock before you invest.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 2 of this prospectus, in any document incorporated by reference, and in any accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2004.

SUMMARY

References in this Prospectus to “Global Payments,” “we,” “our,” or “us” refer to Global Payments Inc., a Georgia corporation, and its consolidated subsidiaries and not to the selling shareholder.

Global Payments Inc.

We are an integrated provider of high volume electronic transaction processing and value-added end-to-end information services and systems to merchants, multinational corporations, financial institutions, and government agencies. We also provide consumer-to-consumer electronic money transfer services through our subsidiary, DolEx Dollar Express, Inc. Including our time as part of National Data Corporation, now known as NDCHealth Corporation, or NDCHealth, we have provided transaction processing services since 1968. During that period, we have expanded our business to include debit card, business-to-business purchasing card, check guarantee, check verification and recovery, and terminal management services, which we collectively include as a component of our merchant service offerings. In addition, we provide funds transfer services to domestic and international financial institutions, corporations, and government agencies in the United States, Canada, and Europe, as well as consumer-to-consumer electronic money transfer services to Latino/Hispanic communities living in the United States and their Latin American beneficiaries abroad. We were incorporated in Georgia as Global Payments Inc. in September 2000.

The address of our principal executive offices is 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328. Our telephone number is (770) 829-8234.

The Offering

Common Stock, together with associated rights, offered by the selling shareholder	8,327,755 shares

Use of Proceeds	We will not receive any of the proceeds from the offering

New York Stock Exchange Symbol	GPN

Where You Can Find More Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy such reports, proxy statements, information statements and obtain other information from the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the operation of the Public Reference Room. The Commission maintains an Internet site at www.sec.gov where reports, proxy and information statements, and other information regarding issuers that file electronically, including us, may be found.

This prospectus is part of a registration statement that we filed with the SEC and omits certain information contained in the registration statement as permitted by the SEC. Additional information regarding us and our common stock is contained in the registration statement on Form S-3 (of which this prospectus forms a part), including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed above.

RISK FACTORS

Our revenues from the sale of services to merchants that accept VISA cards and MasterCard cards are dependent upon our continued VISA and MasterCard certification and financial institution sponsorship.

In order to provide our transaction processing services, we must be designated a certified processor by, and be a member service provider of, MasterCard and an independent sales organization of VISA. These designations are dependent upon our being sponsored by member clearing banks of both organizations and our continuing adherence to the standards of the VISA and MasterCard associations. The member financial institutions of VISA and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, a member service provider or as an independent sales organization could be suspended or terminated. The termination of our member service provider status or our status as a certified processor, or any changes in the VISA and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing and marketing services for the VISA or MasterCard organizations would most likely result in the loss of merchant customers and lead to a reduction in our revenues.

Loss of key Independent Sales Organizations or ISO’s could reduce our revenue growth.

Our ISO sales channel, which purchases and resells our end-to-end services to its own portfolio of merchant customers, is a strong contributor to our revenue growth. If an ISO switches to another transaction processor, we will no longer receive new merchant referrals from the ISO. In addition, we risk losing existing merchants that were originally enrolled by the ISO. Consequently, if a key ISO switches to another transaction processor, our revenues and earnings could be negatively affected.

With significant operations in Canada and our recent entry into the consumer electronic money transfer market from the U.S. to the Latin American corridor, we are exposed to significant foreign currency risks. We are also subject to risks from our variable rate credit facility with CIBC that could reduce our earnings and significantly increase our cost of capital.

As a result of acquiring the assets of CIBC’s merchant acquiring business and National Bank’s merchant acquiring business, we have significant operations in Canada which are denominated in Canadian dollars. The repatriation of our earnings from Canada will subject us to the risk that currency exchange rates between Canada and the United States will fluctuate, resulting in a loss of some of our earnings when such earnings are exchanged into U.S. dollars.

In addition, our consumer money transfer operations subject us to foreign currency exchange risks as our customers deposit U.S. dollars at our branch and agent locations in the United States and we deliver funds denominated in the home country currencies to beneficiaries in Mexico and other Latin American countries.

Additionally, our credit facility with CIBC carries an interest rate based on Canadian Dollar LIBOR (C$LIBOR). This rate will fluctuate with market rates, and if it increases, our cost of capital will also increase which will reduce our earnings from operations. The credit facility was scheduled to expire on December 9, 2003 but its expiration date has been extended until July 30, 2004. The credit facility is renewable only at the consent of CIBC. Should CIBC choose not to renew the credit facility, we will have to find alternative financing or fund the Canadian merchants ourselves. We are currently negotiating the syndication of this facility among CIBC and a group of U.S. lenders and expect to receive future periodic extensions until we complete the syndication. We expect to complete the syndication by the end of the fourth quarter of fiscal 2004 and expect that the credit facility will have a minimum term of 364 days and will be renewable annually. Alternative financing may carry a higher interest rate which would reduce our earnings from operations. We may not have the cash flow necessary to fund the Canadian merchants ourselves, and we may lose those customers as a result.

Some of our competitors are larger and have greater financial and operational resources than we do which may give them an advantage in our market in terms of the price offered to our customers or our ability to develop new technologies.

We operate in the electronic payments and money transfer industries. Our primary competitors in this industry include other independent processors and electronic money transmitters, as well as certain major national and regional banks, financial institutions and independent sales organizations. According to industry reports such as The Nilson Report, First Data Corporation and its affiliates is our largest competitor in both the electronic payments and money transfer industries. First Data and others who are larger than we are, have greater financial and operational resources than we have. This may allow them to offer better pricing terms to customers in the industry, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues. In addition, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies, including Internet payment processing services that provide improved operating functionality and features to their product and service offerings. If successful, their development efforts could render our product and services offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price we could demand for our offerings.

We are subject to the business cycles and credit risk of our merchant customers.

A recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings resulting in lower revenues and profits for us. Our merchants have the liability for any charges properly reversed by the cardholder. In the event, however, that we are not able to collect such amounts from the merchants, due to merchant fraud, insolvency, bankruptcy or another reason, we may be liable for any such charges. Any risks associated with an unexpected recessionary economy that we could not mitigate may result in lower profits and revenues and earnings for us.

In order to remain competitive and to continue to increase our revenues, we must continually update our products and services, a process which could result in increased research and development costs in excess of historical levels and the loss of revenues and customers if the new products and services do not perform as intended or are not accepted in the marketplace.

The electronic payments and consumer money transfer markets in which we compete include a wide range of products and services including electronic transaction processing, consumer money transfer, reporting on transactions and other customer support services. These markets are characterized by technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of research and development projects. These projects carry the risks associated with any research and development effort, including cost overruns, delays in delivery and performance problems, but in the electronic payments and consumer money transfer markets these risks are even more acute. Our markets are constantly experiencing rapid technological change. Any delay in the delivery of new products or services could render them less desirable by our customers, or possibly even obsolete. In addition, the products and services we deliver to the electronic payments and consumer money transfer markets are designed to process very complex transactions and deliver reports and other information on those transactions, all at very high volumes and processing speeds. Any performance issue that arises with a new product or service could result in significant processing or reporting errors. As a result of these factors, our research and development efforts could result in increased costs that could reduce our operating profit, a loss of revenue if promised new products are not timely delivered to our customers, or a loss of revenue or possible claims for damages if new products and services do not perform as anticipated.

Security breaches or system failures could harm our reputation and adversely affect future profits.

We collect personal consumer data, such as names, credit and debit account numbers, checking account numbers, and payment history records. We process that data, and deliver our products and services, by utilizing computer systems and telecommunications networks operated both by us and by third party service providers. Although plans and procedures are in place to protect our sensitive data and to prevent failure of, and to provide backup for, our systems, we cannot be certain that our measures will be successful. A security breach or other misuse of our data, or failures of key operating systems and their back-ups, could harm our reputation and deter customers from using our products and services, increase our operating expenses in order to correct the breaches or failures, or expose us to unbudgeted or uninsured liability.

Reduced levels of consumer spending can adversely affect our revenues.

A significant portion of our revenues is derived from fees from processing consumer credit card and debit card transactions. While consumer spending in the U.S. may be recovering, continued sluggishness of the U.S. economy or recession in the international economies where we do business could negatively impact consumer spending and adversely affect our revenues and earnings.

Changes in state, federal and foreign laws and regulations affecting the consumer electronic money transfer industry might make it more difficult for our customers to initiate money transfers which would adversely affect our revenues.

If state, federal or foreign authorities adopt new legislation or impose new regulations that make it more difficult for our customers to initiate or their beneficiaries to receive electronic money transfers, then our revenues may be negatively affected.

Changes in immigration patterns can adversely affect our revenues from consumer electronic money transfers.

Our consumer electronic money transfer business primarily focuses on customers who immigrate to the United States from Latin American countries in order to find higher paying jobs and then send a portion of their earnings to family members in Latin America. Any changes in federal policies toward immigration may negatively affect the number of immigrants in the United States, which may reduce our customer base and the corresponding revenues related thereto.

In order for us to continue to grow and increase our profitability, we must continue to expand our share of the existing electronic payments market and also expand into new markets.

Our future growth and profitability depends upon our continued expansion within the electronic payments markets in which we currently operate, the further expansion of these markets, the emergence of other markets for electronic transaction processing, including internet payment systems, and our ability to penetrate these markets. As part of our strategy to achieve this expansion, we are continually looking for acquisition opportunities, investments and alliance relationships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition, investment and alliance candidates in the future, and if we do, they may not provide us with the benefits we anticipated. Once completed, investments and alliances may not realize the value that we expect.

Our expansion into new markets is also dependent upon our ability to apply our existing technology or to develop new applications to meet the particular service needs of each new payment services market. We may not have adequate financial and technological resources to develop products and distribution channels that will satisfy the demands of these new markets. If we fail to expand into new and existing electronic payments markets, we may not be able to continue to grow our revenues and earnings.

As a result of the ownership by the Canadian Imperial Bank of Commerce, or CIBC, of approximately 22% of our common stock, certain banking regulations limit the types of business in which we can engage.

As a result of CIBC’s ownership of approximately 22% of our common stock and in order not to jeopardize CIBC’s investment in us, we are subject to the same restrictions on our business activities as are applicable to CIBC. As a general matter, we are able to operate our merchant service and funds transfer businesses as we have historically, but our ability to expand into unrelated businesses may be limited unless they are activities permitted under the Bank Holding Company Act or permitted by the Federal Reserve Board (the primary U.S. federal regulator for CIBC and its U.S.-based subsidiaries). Under U.S. banking law, CIBC may hold more than 5% of the outstanding voting shares of a company only if the company engages in activities that are permissible for CIBC. These restrictions are contained in the Bank Holding Company Act, as recently amended by the Gramm-Leach-Bliley Act. The restrictions on our business activities would also apply to any investments or alliances that we might consider.

The Bank Holding Company Act limits CIBC, its subsidiaries, and the companies in which CIBC holds more than 5% of the outstanding voting shares to activities that are closely related to the business of banking. Under the Gramm-Leach-Bliley amendments, certain well-managed and well-capitalized companies may elect to be treated as “financial holding companies,” and may thus also engage in certain financial activities such as insurance and securities underwriting. CIBC has elected to be a financial holding company. If CIBC ever fails to maintain its status as a financial holding company, they and we would lose the benefit of the expanded activities provided by the Gramm-Leach-Bliley amendments and may have to divest certain businesses or investments.

If CIBC were to own 25% or more of our common shares, were to control the election of a majority of our directors, were deemed by the Federal Reserve Board to exercise a controlling influence over us, or were able to condition certain transfers of more than 25% or our common stock, we would be treated as a subsidiary of CIBC. In that event, we would be subject to the same activities limitations and would directly be subject to examinations by and regulatory requirements of the Federal Reserve Board.

Additionally, CIBC is subject to Canadian banking regulations, specifically the Bank Act (Canada), which among other things limits the types of business which CIBC may conduct, directly or indirectly, and the types of investments which CIBC may make. CIBC’s shareholding in our company is currently permitted under the Bank Act.

If we undertake businesses inconsistent with the businesses in which CIBC is permitted to hold an interest, CIBC may be required, pursuant to the provisions of the Bank Act, to dispose of its shares prior to the expiration of the restrictions on re-sale that we have negotiated with CIBC.

We have agreed with CIBC, in effect, that we will not undertake any business inconsistent with the applicable provisions of the Bank Act. Our ability to expand into other businesses will be governed by this undertaking and the applicable provisions of Canadian banking legislation at the relevant time. For a more complete discussion of the banking regulations we are subject to please see “Business—Banking Regulations” in our Annual Report on Form 10-K.

We are dependent on NDCHealth Corporation, or NDCHealth, for the provision of critical telecommunications services, network systems and other related services for the operation of our business, and the failure of NDCHealth to provide those services in a satisfactory manner could affect our relationships with customers and our financial performance.

Under the terms of the inter-company systems/network services agreement between NDCHealth and us, NDCHealth provides us with a continuation of the telecommunication services from the carriers who have and will continue to provide telecommunication services to NDCHealth, including engineering and procurement. In addition, NDCHealth supplies us with the necessary network systems services, including operations and administrative services and computing hardware and software facilities, technical support for transaction processing, cash management and file transfer and communications hardware and software system services. These services, especially telecommunications services, are an essential communications link between us and our customers and an essential component of the services that we provide. If NDCHealth should not continue to perform these services efficiently and effectively, our relationships with our customers may be adversely affected and customers may terminate their use of our services. If we are not able to successfully develop the capacity to provide these services prior to the expiration of our agreement with NDCHealth or if NDCHealth does not provide such services in an efficient and effective manner during the term of that agreement, we are not certain whether we could locate alternative sources of such services, particularly telecommunications services, or that, if available, such services would be available to us on favorable terms.

Increases in credit card association fees may result in the loss of customers or a reduction in our profit margin.

From time to time, VISA and MasterCard increase the fees (interchange fees) that they charge processors such as us. We could attempt to pass these increases along to our merchant customers, but this might result in the loss of those customers to our competitors who do not pass along the increases. If competitive practices prevent our passing along all such increased fees to our merchant customers in the future, we would have to absorb a portion of such increases thereby increasing our operating costs and reducing our profit margin.

Utility and system interruptions or processing errors could adversely affect our operations.

In order to process transactions promptly, our computer equipment and network servers must be functional on a 24-hour basis, which requires access to telecommunications facilities and the availability of electricity. Furthermore, with respect to certain processing services, we are dependent on the systems and services of third party vendors. Telecommunications services and the electricity supply are susceptible to disruption. Computer system interruptions and other processing errors, whether involving our own systems or our third party vendor’s system, may result from such disruption or from human error or other unrelated causes. Any extensive or long-term disruptions in our processing services could cause us to incur substantial additional expense, which could have an adverse effect on our operations and financial condition.

Continued consolidation in the banking and retail industries could adversely affect our growth.

As banks continue to consolidate, our ability to successfully offer our services through indirect channels will depend in part on whether the institutions that survive are willing to outsource their credit and debit processing to third-party vendors and whether those institutions have pre-existing relationships with any of our competitors. Larger banks and larger merchants with greater transaction volumes may demand lower fees which could result in lower operating margins for us.

Loss of strategic industries could reduce revenues and earnings.

Although our merchant-acquiring portfolio is well diversified and neither one economic sector nor any customer concentration represents a significant portion of our business, a decrease in strategic industries could cause us to lose significant revenues and earnings. Unexpected and significant declines in particular industries may impact our business and result in decreases in revenues and profits.

The conviction of our former independent auditors, Arthur Andersen LLP, on federal obstruction of justice charges may adversely affect Arthur Andersen LLP’s ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets.

Arthur Andersen LLP, which audited our financial statements for the year ended May 31, 2001, was indicted in March 2002 on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Arthur Andersen was tried on such charges by a jury and found guilty on June 15, 2002. In light of the jury verdict and the underlying events, Arthur Andersen LLP stopped practicing before the Commission. The SEC has stated that, for the time being, it will continue accepting financial statements audited by Arthur Andersen LLP. Arthur Andersen LLP would not have the ability to satisfy any claims arising from its provision of auditing services to us, including claims that could arise out of Arthur Andersen LLP’s audit of our financial statements included in our periodic reports, prospectuses or registration statements filed with the SEC.

Should we seek to access the public capital markets, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC’s current rules would require us to present audited financial statements for one fiscal year audited by Arthur Andersen LLP until our audited financial statements for the fiscal year ending May 31, 2004 become available in the first quarter ended August 31, 2004. The SEC has indicated it will accept financial statements previously audited by Arthur Andersen LLP, but without their current consent and representations, those financial statements would not provide us and any underwriters with the same level of protection under the securities laws, as would otherwise be the case. As a result, our access to the capital markets may be impaired unless Deloitte & Touche LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Anderson LLP. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on our business, profitability and growth prospects.

If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operation, the rapidly changing transaction processing and money transfer industries, and the selected markets in which we offer our services. It is possible that the loss of the services of one or a combination of our key personnel would have an adverse effect on our operation. Our success also depends on our ability to continue to attract, manage, and retain additional qualified management and technical personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

We may become subject to additional U.S. state taxes that cannot be passed through to our merchant customers, in which case our profitability could be adversely affected.

Transaction processing companies like us may be subject to taxation by various U.S. states on certain portions of our fees charged to customers for our services. Application of these taxes is an emerging issue in our industry and the states have not yet adopted uniform regulations on this topic. If we are required to pay such taxes and are not able to pass the tax expense through to our merchant customers, our operating costs will increase, reducing our profit margin.

Anti-takeover provisions of our articles of incorporation and by-laws, our rights agreement and provisions of Georgia law could delay or prevent a change of control that you may favor.

Provisions of our articles of incorporation and by-laws, our rights agreement and provisions of applicable Georgia law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our articles and by-laws, among other things,

•	divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

•	limit the right of shareholders to remove directors;

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

•	authorize our board of directors to issue preferred shares in one or more series, without shareholder approval.

We may not be able or we may decide not to pay dividends at a level anticipated by shareholders on our common stock, which could reduce your return on shares you hold.

The payment of dividends is at the discretion of our board of directors and will be subject to our financial results, our working capital requirements, the availability of surplus funds to pay dividends and restrictions under our credit facility. No assurance can be given that we will be able to or will choose to pay any dividends in the foreseeable future.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This allows us to disclose important information to you by referring to other documents that we filed with the SEC (including documents we file with the SEC after the date of this prospectus) that contain that information. We incorporate by reference the documents listed below as of their respective dates, except to the extent information in those documents differs from information contained in this prospectus:

•	Annual Report on Form 10-K for the year ended May 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended August 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended November 30, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended February 29, 2004;

•	Current Report on Form 8-K filed with the SEC on August 12, 2003;

•	Current Report on Form 8-K filed with the SEC on November 12, 2003;

•	Current Report on Form 8-K filed with the SEC on November 26, 2003;

•	Amendment No. 1 on Form 8-K/A, filed with the SEC on January 23, 2004, amending Current Report on Form 8-K filed with the SEC on November 26, 2003; and

•	The description of our common stock and our rights to purchase shares of common stock or Series A Junior Participating Preferred Stock as contained in our amended Registration Statement on Form 10 filed with the SEC on December 28, 2000 and any amendments and reports filed for the purpose of updating that description.

In addition, we incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. The information contained in the future filings that we make with the SEC will automatically update and supercede the information contained or incorporated by reference in this prospectus. In the event of any conflicting information in these documents, the information in the latest filed document should be considered correct.

You may request a copy of the above documents, at no cost, by written or oral request. We also will provide, upon request and without charge, a copy of our latest Annual Report to Shareholders. Written or telephonic requests should be directed to:

Investor Relations Department

Global Payments Inc.

10 Glenlake Parkway

North Tower

Atlanta, Georgia 30328

Telephone number: (770) 829-8234

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with information that is different, and, if given or made, such information must not be relied upon as having received our authorization. The selling shareholder cannot offer any of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the respective document.

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, and in some of the documents we incorporate by reference in this prospectus contain forward-looking statements concerning our business operations, economic performance and financial condition, including in particular, our business strategy and means to implement our strategy, the amount of future capital expenditures, our success in developing and introducing new products and expanding our business, the successful integration of future acquisitions, and the timing of the introduction of new and modified products or services. You can sometimes identify forward looking-statements by our use of the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar terms and/or expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the plans and expectations reflected in or suggested by our forward-looking statements are reasonable, those statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen, and reflect future business decisions that are subject to change. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Our actual revenues, revenue growth rates and margins, other results of operation and shareholder values could differ materially from those anticipated in our forward-looking statements as a result of many known and unknown factors, many of which are beyond our ability to predict or control. These factors include, but are not limited to, those set forth beginning on page 2 of this prospectus, those set forth in our Annual Report on Form 10-K, and those set forth in our reports and other filings made with the SEC. These cautionary statements qualify all of our forward-looking statements and you are cautioned not to place undue reliance on these forward-looking statements.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. While we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to publicly release the results of any revisions to our forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares. All net proceeds from the sale of the shares of common stock offered by this prospectus will be received by the selling shareholders.

SELLING SHAREHOLDER

The selling shareholder is CIBC, a bank governed by the Bank Act (Canada), through its wholly-owned subsidiary, CIBC Investments Limited.

On March 20, 2001, we purchased CIBC’s merchant acquiring business. As a result of this transaction, CIBC acquired beneficial ownership of approximately 26.25% of our outstanding common stock. Pursuant to the terms of the investor rights agreement which was entered into in connection with the transaction, two of its employees were appointed to our Board of Directors. These designees, Richard E. Venn and I. David Marshall, were appointed as directors effective as of March 20, 2001. On August 15, 2002, Mr. Marshall retired from CIBC and therefore resigned from our Board of Directors. CIBC designated another employee, Gillian H. Denham, to replace Mr. Marshall. Both Mr. Venn and Ms. Denham resigned from our board of directors effective as of October 24, 2003.

A summary of certain agreements governing our ongoing relationship with CIBC is discussed below.

Transition Services Agreement. CIBC provided transition services to us under an agreement to provide various support services to the merchant acquiring business for a 24-month period commencing on the acquisition date of March 20, 2001. The purpose of the agreement was to facilitate the integration of CIBC’s merchant acquiring business into our existing operations. These services included customer service, credit and debit card processing and settlement functions. For fiscal 2003, we incurred expenses of approximately $6.2 million related to these services.

Credit Facility. We have a credit facility with CIBC that provides a line of credit of up to $175 million (Canadian dollars) with an additional overdraft facility available to cover larger advances during periods of peak usage of credit and debit cards. This line of credit is secured by a first priority security interest in our accounts receivable from VISA Canada/International, and has been guaranteed by our subsidiaries. The CIBC credit facility, as amended, had a term of 364 days expiring December 9, 2003, and has been extended until July 30, 2004. We expect to receive future periodic extensions until we compete the syndication for a new facility.

Marketing Alliance Agreement. Under a Marketing Alliance Agreement, CIBC refers all new merchant processing relationships exclusively to us in exchange for a referral fee. CIBC also continues to provide the banking services that we require as part of our merchant processing business and provides us with access to VISA clearing capabilities in Canada. The agreement has an initial term of ten years beginning March 20, 2001. During fiscal 2003, we paid CIBC $453,204 (Canadian dollars) in connection with this agreement.

As of February 24, 2004, CIBC, through its wholly-owned subsidiary, CIBC Investments Limited, was the beneficial owner of 8,327,755 shares, or approximately 22%, of our common stock.

PLAN OF DISTRIBUTION

The Global Payments common shares offered hereby may be sold from time to time directly by the selling shareholder or, alternatively, through agents, broker-dealers or underwriters. These Global Payments common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction) (i) on the New York Stock Exchange or any national securities exchange or U.S. inter-dealer quotation system or a registered national securities association on which the shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, or (iv) “at the market” to or through market makers or into an existing market for the shares. The selling shareholder may also sell Global Payments common shares short and deliver the shares offered hereby to close out such short positions. The method of distribution of such Global Payments common shares will be described in the applicable prospectus supplement.

The selling shareholder may also enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling shareholder or borrowed from the selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Some or all of the Global Payments common shares covered by this prospectus may be sold to or through an agent, broker-dealer or underwriter. Any shares sold in that manner will be acquired by the agent, broker-dealer or underwriter for its own account and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Global Payments common shares may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times. Some of the agents, broker-dealers or underwriters and their associates may be customers of, engage in transactions with and perform services for us or the selling shareholder in the ordinary course of business.

The specific number of shares of Global Payments common stock to be sold, purchase price, public offering price, the names of any agent, broker-dealer or underwriter, and any applicable commission or discount and other terms constituting compensation from the selling shareholder and any other required information with respect to a particular offering will be set forth in an accompanying prospectus supplement. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. We will make copies of this prospectus available to the selling shareholder and have informed the selling shareholder of the need for delivery of copies of this prospectus to purchasers at or before the time of any sale of our Global Payment common shares.

CIBC World Markets Corp. may participate in the distribution of the Global Payments securities covered by this prospectus. Both CIBC World Markets Corp. and the selling shareholder are wholly-owned subsidiaries of Canadian Imperial Bank of Commerce, and as of the date hereof the selling shareholder owns approximately 22% of our common stock. As a result of these relationships, the NASD, Inc. regards CIBC World Markets Corp. to be an affiliate of Global Payments. When an NASD member such as CIBC World Markets Corp. participates in the distribution of an affiliated company’s securities, the provisions of Rule 2720 of the Conduct Rules of the NASD apply. Any offering in which CIBC World Markets Corp. participates in the distribution of the Global Payments securities will be made in compliance with the applicable requirements of Rule 2720.

The maximum compensation we will pay to underwriters in connection with any offering of the securities will not exceed 8% of the maximum proceeds of such offering. All post-effective amendments or prospectus supplements disclosing the actual price and selling terms of each offering of the securities will be submitted to the NASD Corporate Financing Department at the same time they are filed with the SEC. The NASD Corporate Financing Department will be advised if, subsequent to the filing of any offering of the securities, any of our 5% or greater shareholders is or becomes an affiliate or associated person of an NASD member participating in the distribution of such securities. All NASD members participating in offerings of the securities understand the requirements that have to be met in connection with SEC Rule 415 and Notice to Members 88-101.

EXPERTS

The consolidated financial statements and related financial statement schedule as of May 31, 2003 and 2002 and for the years then ended incorporated in this prospectus by reference from the Annual Report on Form 10-K of Global Payments Inc. for the year ended May 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142 and the Company’s change in its method of accounting for costs associated with exit or disposal activities to conform with Statement of Financial Accounting Standards No. 146 and (ii) the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended May 31, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated July 17, 2001.

We could not obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this prospectus as having audited our financial statements for the year ended May 31, 2001, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act for false or misleading statements or omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen LLP related to such false or misleading statements or omissions may be limited.

The combined balance sheets of Certain Operations of Latin America Money Services, LLC as of December 31, 2002 and 2001, and the related combined statements of operations, changes in business equity and comprehensive income (loss), and cash flows for the years then ended incorporated in this prospectus by reference from Amendment No. 1 on Form 8-K/A of Global Payments Inc. filed with the SEC on January 23, 2004 amending the Current Report on Form 8-K filed with the SEC on November 26, 2003 have been audited by KPMG LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for goodwill and other intangible assets in 2002), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Alston & Bird LLP has passed upon certain legal matters regarding the shares offered by this prospectus.

6,927,755 Shares

Global Payments Inc.

Common Stock

PROSPECTUS SUPPLEMENT

May 11, 2004

PROSPECTUS

May 3, 2004

Citigroup

CIBC World Markets

Credit Suisse First Boston

Morgan Stanley

UBS Investment Bank

SunTrust Robinson Humphrey

Thomas Weisel Partners LLC